UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOUNDHOUND AI, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

836100 107

(CUSIP Number)

Seyed Majid Emami

c/o SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836100 107

1	Names of Reporting Person. Seyed Majid Emami
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,250,504(1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 19,250,504(1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,250,504(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11% (2)(3)(4)
14	Type of Reporting Person IN

(1)	Represents 666,748 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) issuable to the Reporting Person upon his exercise of Stock Options (defined in Item 3), which are currently exercisable, and 18,583,756 shares of Class A Common Stock which are issuable to the Reporting Person upon his conversion of shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holders of Class B Common Stock upon written notice to SoundHound AI, Inc. (“SoundHound” or the “Company”). In addition, the shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on the earliest to occur of certain events specified in the Second Amended and Restated Certificate of Incorporation of SoundHound.

(2)	Based on an aggregate of (i) 156,107,110 shares of Class A Common Stock issued and outstanding, as of April 26, 2022, (ii) 666,748 shares of Class A Common Stock issuable to the Reporting Person upon exercise of Stock Options, exercisable by the Reporting Person as of April 26, 2022 and (iii) 18,583,756 shares of Class B Common Stock held by the Reporting Person, as of April 26, 2022, which may be converted into 18,583,756 shares of Class A Common Stock at any time, as reported in the Current Report on Form 8-K, filed by SoundHound with the Securities and Exchange Commission on May 2, 2022.

(3)	The Stock Options exercisable for 666,748 shares of Class A Common Stock and the 18,583,756 shares of Class B Common Stock owned by the Reporting Person and included in the number of shares set forth above is treated as converted into shares of Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each share of Class B Common Stock is entitled to ten votes and each share of Class A Common Stock is entitled to one vote. There were (i) 156,107,110 shares of Class A Common Stock outstanding as of April 26, 2022, and (ii) 40,396,600 shares of Class B Common Stock, outstanding as of April 26, 2022, 18,583,756 of such shares of Class B Common Stock being held by the Reporting Person. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share, and shares of Class B Common Stock, par value $0.0001 per share (collectively, the “Common Stock”), of SoundHound AI, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5400 Betsy Ross Drive, Santa Clara, CA 95054.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Dr. Seyed Majid Emami (the “Reporting Person”).

(b)	The Reporting Person’s business address is 5400 Betsy Ross Drive, Santa Clara, CA 95054.

(c)	The Reporting Person is the Vice President of Engineering of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person pursuant to the Merger Agreement, dated as of November 15, 2021 (the “Business Combination Agreement”), by and among the Company (f/k/a Archimedes Tech SPAC Partners Co., a Delaware corporation (“ATSPC”)), SoundHound Inc., a Delaware corporation (“Legacy SoundHound”), and ATSPC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of ATSPC (“Merger Sub”).

Pursuant to the Business Combination Agreement, Merger Sub was merged with and into Legacy SoundHound with Legacy SoundHound continuing as the surviving corporation and wholly-owned subsidiary of ATSPC, which changed its name to “SoundHound AI, Inc.” The closing of the merger and related business combination occurred on April 26, 2022 (the “Closing Date”).

Pursuant to the Business Combination Agreement, (i) 120,000 fully vested stock options of Legacy SoundHound, which were exercisable for 120,000 shares of Class A common stock, par value $0.0001 per share of Legacy SoundHound held by the Reporting Person were converted into stock options exercisable for 666,748 shares of Class A Common Stock (“Stock Options”), and (ii) 3,344,669 shares of Class B common stock, par value $0.0001 per share of Legacy SoundHound were converted into the right to receive 18,583,756 shares of Class B Common Stock, effective as of the Closing Date.

Item 4. Purpose of Transaction

The Reporting Person acquired the Stock Options exercisable for 666,748 shares of Class A Common Stock and 18,583,756 shares of Class B Common Stock convertible into 18,583,756 shares of Class A Common Stock pursuant to the Business Combination Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Vice President of Engineering of the Company. Accordingly, the Reporting Person may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person has beneficial ownership of 19,250,504 shares of Common Stock consisting of the Stock Options exercisable for 666,748 shares of Class A Common Stock and 18,583,756 shares of Class B Common Stock convertible into 18,583,756 shares of Class A Common Stock. The percentage of beneficial ownership is approximately 11% of the outstanding shares of Class A Common Stock. The percentage of the Class A Common Stock owned by the Reporting Person is based on (i) 156,107,110 shares of Class A Common Stock outstanding as of April 26, 2022 (ii) 666,748 shares of Class A Common Stock issuable to the Reporting Person upon exercise of the Stock Options, which are exercisable by the Reporting Person as of April 26, 2022 and (iii) 18,583,756 shares of Class B Common Stock, held by the Reporting Person as of April 26, 2022, which may be converted into 18,583,756 shares of Class A Common Stock at any time, as reported in the Current Report on Form 8-K, filed by SoundHound with the Securities and Exchange Commission on May 2, 2022.

(b)	The Reporting Person has the sole power to dispose or direct the disposition of all of the Common Stock that the Reporting Person beneficially owned as of April 26, 2022.

(c)	Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer

Merger Agreement - On April 26, 2022 (the “Closing Date”), pursuant to the Business Combination Agreement, (i) 120,000 fully vested stock options of Legacy SoundHound, which were exercisable for 120,000 shares of Class A common stock, par value $0.0001 per share of Legacy SoundHound held by the Reporting Person were converted into stock options exercisable for 666,748 shares of Class A Common Stock, and (ii) 3,344,669 shares of Class B common stock, par value $0.0001 per share of Legacy SoundHound were converted into the right to receive 18,583,756 shares of Class B Common Stock.

Lock-Up Agreement – The Company and certain key stockholders of Legacy SoundHound, including the Reporting Person, each entered into a Lock-Up Agreement, dated as of November 15, 2021 (the “Lock-Up Agreement”), pursuant to which they agreed that they will not sell, transfer, pledge or otherwise dispose of shares of Class A Common Stock, shares of Class B Common Stock or other securities exercisable therefor (as applicable), other than in connection with certain permitted transfers specified in the Lock-Up Agreement, for six months following the Closing Date.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Merger Agreement dated as of November 15, 2021, by an among Archimedes Tech SPAC Partners Co., ATSPC Merger Sub. Inc. and SoundHound, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2021).
2	Form of Lockup Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2022	By:	/s/ Seyed Majid Emami
	Name:	Seyed Majid Emami
	Title:	Vice President, Engineering

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